650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

July 17, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jeffrey Gabor Mary Beth Breslin Lisa Vanjoske Mark Brunhofer

Re:	Allakos Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed on July 9, 2018 File No. 333-225836

Ladies and Gentlemen:

On behalf of our client, Allakos Inc. (“Allakos” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 12, 2018 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version filed on July 9, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments from the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Capitalization, page 68

1.	It appears that the 38.7 million shares of common stock into which your preferred stock will automatically convert does not properly reflect your 1-for-1.25 reverse stock split. Please revise your disclosure accordingly.

The Company respectfully acknowledges the Staff’s comment and in response to such comment, the Company has revised this number on page 68 of the Registration Statement to reflect 30,971,627 shares of common stock into which the Company’s outstanding convertible preferred stock will automatically convert upon the completion of the offering.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

July 17, 2018

Financial Statements

Note 13. Subsequent Events, page F-30

2.	You state in this note that from January 1, 2018 through July 6, 2018, you granted options for the purchase of an aggregate of 1,572,560 shares of common stock under the 2012 Plan. Please reconcile 1,572,560 shares of common stock to the 2,842,927 pre-split options granted in 2018 as indicated in your letter dated June 21, 2018 plus the additional options granted in July 2018 as indicated in the second paragraph following the table on page 135.

The Company respectfully acknowledges the Staff’s comment and in response to such comment, the Company has revised the granted options number on page F-30 of the Registration Statement to reflect options to purchase 2,462,741 shares of common stock granted from January 1, 2018 through July 6, 2018.

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Securities and Exchange Commission

July 17, 2018

Please direct any questions with respect to this confidential submission to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

cc:	Robert Alexander, Ph.D., Allakos Inc.

Adam Tomasi, Ph.D., Allakos Inc.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Lance Brady, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP

Jeffrey Lau, Davis Polk & Wardwell LLP